Exhibit 99.2

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT June 30, 2015 AND DECEMBER 31, 2014

(Millions of euros)

ASSETS	Note	06/30/15	12/31/14

CASH AND BALANCES WITH CENTRAL BANKS		67,962	69,428

FINANCIAL ASSETS HELD FOR TRADING	5	151,201	148,888

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	37,245	42,673

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	129,035	115,250

LOANS AND RECEIVABLES	5	844,932	781,635

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,417	1,782

HEDGING DERIVATIVES		6,107	7,346

NON-CURRENT ASSETS HELD FOR SALE	6	5,608	5,376

INVESTMENTS:		3,559	3,471
Associates		1,931	1,775
Jointly controlled entities		1,628	1,696

INSURANCE CONTRACTS LINKED TO PENSIONS		337	345

REINSURANCE ASSETS		340	340

TANGIBLE ASSETS:	7	24,054	23,256
Property, plant and equipment		18,251	16,889
Investment property		5,803	6,367

INTANGIBLE ASSETS:	8	31,652	30,401
Goodwill		28,594	27,548
Other intangible assets		3,058	2,853

TAX ASSETS:		27,149	27,956
Current		4,833	5,792
Deferred		22,316	22,164

OTHER ASSETS		8,778	8,149

TOTAL ASSETS		1,339,376	1,266,296

LIABILITIES AND EQUITY	Note	06/30/15	12/31/14

FINANCIAL LIABILITIES HELD FOR TRADING	9	107,888	109,792

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	55,364	62,317

FINANCIAL LIABILITIES AT AMORTIZED COST	9	1,029,054	961,052

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		81	31

HEDGING DERIVATIVES		10,086	7,255

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	21

LIABILITIES UNDER INSURANCE CONTRACTS		648	713

PROVISIONS	10	15,470	15,376

TAX LIABILITIES:		7,297	9,379
Current		2,522	4,852
Deferred		4,775	4,527

OTHER LIABILITIES		11,536	10,646

TOTAL LIABILITIES		1,237,424	1,176,582

SHAREHOLDERS’ EQUITY:	11	101,904	91,663
Share capital		7,158	6,292
Share premium		45,072	38,611
Reserves		45,924	41,160
Other equity instruments		308	265
Less: Treasury shares		(103)	(10)
Profit for the period attributable to the Parent		4,261	5,816

Less: Dividends and remuneration	3	(716)	(471)

VALUATION ADJUSTMENTS:	11	(10,407)	(10,858)
Available-for-sale financial assets		700	1,560
Cash flow hedges		75	204
Hedges of net investments in foreign operations		(4,684)	(3,570)

Exchange differences		(2,612)	(5,385)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(127)	(85)
Other valuation adjustments		(3,759)	(3,582)

NON-CONTROLLING INTERESTS		10,455	8,909
Valuation adjustments		(647)	(655)
Other		11,102	9,564

EQUITY		101,952	89,714

TOTAL LIABILITIES AND EQUITY		1,339,376	1,266,296

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		44,359	44,078
CONTINGENT COMMITMENTS		218,641	208,040

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated balance sheet as at June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

		(Debit) Credit
	Note	01/01/15 to 06/30/15	01/01/14 to 06/30/14

INTEREST AND SIMILAR INCOME		29,182	26,580
INTEREST EXPENSE AND SIMILAR CHARGES		(12,240)	(12,218)
INTEREST INCOME/(CHARGES)		16,942	14,362
INCOME FROM EQUITY INSTRUMENTS		273	251
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		200	108
FEE AND COMMISSION INCOME		6,606	6,034
FEE AND COMMISSION EXPENSE		(1,495)	(1,300)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		(298)	1,328
EXCHANGE DIFFERENCES (net)		1,333	(50)
OTHER OPERATING INCOME		1,844	2,944
OTHER OPERATING EXPENSES		(1,753)	(3,066)
TOTAL INCOME		23,652	20,611
ADMINISTRATIVE EXPENSES		(9,611)	(8,721)
Personnel expenses		(5,591)	(4,999)
Other general administrative expenses		(4,020)	(3,722)
DEPRECIATION AND AMORTIZATION		(1,195)	(1,165)
PROVISIONS (net)		(1,560)	(1,506)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(5,295)	(5,369)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(287)	(831)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		193	2,302
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(56)	(85)
OPERATING PROFIT/(LOSS) BEFORE TAX		5,841	5,236
INCOME TAX		(765)	(1,948)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		5,076	3,288
PROFIT/LOSS FROM DISCONTINUED OPERATIONS (net)		—	—
CONSOLIDATED PROFIT FOR THE PERIOD		5,076	3,288
Profit attributable to the Parent		4,261	2,756
Profit attributable to non-controlling interests		815	532
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.30	0.24
Diluted earnings per share (euros)	3	0.30	0.24
From continuing operations:
Basic earnings per share (euros)	3	0.30	0.24
Diluted earnings per share (euros)	3	0.30	0.24

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

	Note	01/01/15 to 06/30/15	01/01/14 to 06/30/14

CONSOLIDATED PROFIT FOR THE PERIOD		5,076	3,288
OTHER RECOGNIZED INCOME AND EXPENSE:		459	2,828
Items that will not be reclassified to profit or loss		(168)	(92)
Actuarial gains and losses on defined benefit pension plans	11	(188)	(125)
Non-current assets held for sale		—	—
Income tax relating to items that will not be reclassified to profit or loss		20	33
Items that may be reclassified subsequently to profit or loss for the period		627	2,920
Available-for-sale financial assets:	11	(1,273)	1,449
Revaluation gains/(losses)		(797)	2,109
Amounts transferred to income statement		(476)	(660)
Other reclassifications		—	—
Cash flow hedges:		(173)	196
Revaluation gains/(losses)		192	361
Amounts transferred to income statement		(365)	(165)
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedges of net investments in foreign operations:	11	(1,114)	(1,087)
Revaluation gains/(losses)		(1,114)	(1,087)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:	11	2,818	2,631
Revaluation gains/(losses)		2,818	2,627
Amounts transferred to income statement		—	4
Other reclassifications		—	—
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		(42)	224
Revaluation gains/(losses)		(45)	223
Amounts transferred to income statement		3	1
Other reclassifications		—	—
Income tax		411	(493)
TOTAL RECOGNIZED INCOME AND EXPENSE		5,535	6,116

Attributable to the Parent		4,712	5,051
Attributable to non-controlling interests		823	1,065

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 12/31/14	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714

Total recognized income and expense	—	—	—	—	4,261	451	823	5,535

Other changes in equity	866	10,980	43	(93)	(5,816)	—	723	6,703
Capital increases/(reductions)	866	6,573	—	—	—	—	319	7,758
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	71	—	—	—	—	71
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,389)	—	—	—	—	(224)	(1,613)
Transactions involving own equity instruments (net)	—	21	—	(93)	—	—	—	(72)
Transfers between equity items	—	5,816	—	—	(5,816)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	594	594
Equity-instrument-based payments	—	—	(72)	—	—	—	—	(72)
Other increases/(decreases) in equity	—	(41)	44	—	—	—	34	37
Balance as at 06/30/15	7,158	90,280	308	(103)	4,261	(10,407)	10,455	101,952

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 12/31/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902

Total recognized income and expense	—	—	—	—	2,756	2,295	1,065	6,116

Other changes in equity	222	3,670	145	(128)	(4,370)	—	159	(302)
Capital increases/(reductions)	222	(224)	—	—	—	—	(529)	(531)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	186	—	—	—	—	186
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(438)	—	—	—	—	(289)	(727)
Transactions involving own equity instruments (net)	—	20	—	(128)	—	—	—	(108)
Transfers between equity items	—	4,361	9	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	103	103
Equity-instrument-based payments	—	—	(46)	—	—	—	—	(46)
Other increases/(decreases) in equity	—	(49)	(4)	—	—	—	874	821
Balance as at 06/30/14	5,889	78,189	338	(137)	2,756	(11,857)	10,538	85,716

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2015.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2015 AND 2014

(Millions of euros)

	Note	06/30/15	06/30/14

A. CASH FLOWS FROM OPERATING ACTIVITIES		(10,137)	3,822

Consolidated profit for the period		5,076	3,288
Adjustments made to obtain the cash flows from operating activities:		8,949	9,235
Depreciation and amortization		1,195	1,165
Other adjustments		7,754	8,070
Net increase/(decrease) in operating assets and liabilities:		(23,407)	(8,710)
Operating assets		(42,718)	(29,019)
Operating liabilities		19,311	20,309
Income tax recovered/(paid)		(755)	9

B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,279)	(1,749)

Payments:		5,041	3,539
Tangible assets	7	3,688	2,852
Intangible assets		351	526
Investments		43	21
Subsidiaries and other business units	2	959	140
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		2,762	1,790
Tangible assets	7	1,827	427
Intangible assets		1	—
Investments		66	248
Subsidiaries and other business units		497	664
Non-current assets held for sale and associated liabilities	6	371	451
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		9,338	2,040

Payments:		1,793	2,115
Dividends	3	673	438
Subordinated liabilities		481	106
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		634	1,571
Other payments related to financing activities		5	—
Proceeds:		11,131	4,155
Subordinated liabilities		3,061	2,693
Issuance of own equity instruments	11	7,500	—
Disposal of own equity instruments		570	1,462
Other proceeds related to financing activities		—	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		1,612	2,661

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,466)	6,774

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		69,428	77,103

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,962	83,877

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		6,173	5,769
Cash equivalents at central banks		61,789	78,108
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		67,962	83,877

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2015.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim unaudited condensed consolidated financial statements for the six-month period ended June 30, 2015

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the directors at the board meeting held on July 29, 2015. The Group’s consolidated financial statements for 2014 were approved by the shareholders at the Bank’s annual general meeting on March 27, 2015.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2014 were prepared by the Bank’s directors (at the board of directors meeting on February 23, 2015) in accordance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2014 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2014.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned interim financial statements have been included in the half-yearly financial report for 2015 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements prepared. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2014 as recast.

The Group is filing these interim financial statements to recast Note 12 “Segment information” for the six-month periods ended June 30, 2015 and June 30, 2014 and to effect changes to related disclosures. The change in the reported segments results from the application of new financial criteria starting with the financial information for the third quarter 2015 that aim to reflect the Group’s current reporting structure. The main changes to the reported segments are described in Note 12. These changes were prepared by the Group Management and approved on November 5, 2015.

These interim financial statements do not, and do not purport to, recast the information in any part of such financial statements other than Note 12 and related disclosures, or update any information in such financial statements to reflect any events that have occurred after September 30, 2015. The filing of these consolidated financial statements should not be understood to mean that any statements contained therein are true and complete as of any date subsequent to September 30, 2015.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2014, taking into account the standards and interpretations that came into force in the first half of 2015. In this connection it should be noted that the following standards came into force for the Group in the first half of 2015:

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after July 1 2014) - these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply early the following standards (the application of which is obligatory under IASB-IFRSs for annual reporting periods beginning on or after July 1, 2014) under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	Amendments to IAS 19, Employee Benefits - Defined Benefit Plans: Employee Contributions - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The principal accounting policies and measurement bases are indicated in Note 2 to the consolidated financial statements for 2014.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets –available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets–;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the six-month period ended June 30, 2015 there were no significant changes in the estimates made at 2014 year-end other than those indicated in these interim financial statements. In this connection, in relation to the tax-related proceeding concerning the Brazilian PIS and COFINS social contributions and taking into account the latest events, which are described in Note 10.d, the Group’s legal advisers considered it unlikely that the petitions filed by the Brazilian Federal Public Prosecutor’s Office (“embargos de declaraçao”) for clarification of the Federal Supreme Court’s decision to dismiss the extraordinary appeal filed by the aforementioned Public Prosecutor’s Office in relation to the COFINS social contributions would be upheld and, based on the foregoing, Banco Santander (Brasil), S.A. reversed tax liabilities amounting to EUR 2,407 million (EUR 1,444 million net of the tax effect).

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2014 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2014 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2014 contained in these interim financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2015.

In order to interpret the changes in the balances with respect to December 31, 2014, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31,2014) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2015, considering the exchange rates at the end of the first half of 2015: Mexican peso (+1.91%), US dollar (+8.51%), Brazilian real (-7.18%), pound sterling (+9.49%), Chilean peso (+3.15%) and Polish zloty (+1.96%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the Group’s interim financial statements for the six-month period.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from July 1, 2015 to September 30, 2015, date on which the financial statements for the first half of 2015 were authorized for issue, the following significant event occurred at Santander Group:

•	On July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA) for USD 928 million. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.7% in SCUSA. The transaction is subject to regulatory approval.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2014 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2014, 2013 and 2012.

The tables below provide detailed information on the most representative acquisitions of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2015:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	209	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	148	—	50.00%	50.00%
Société Financière de Banque SOFIB	Acquisition	02/02/15	462	—	50.00%	50.00%

There were no significant disposals of ownership interests in the first half of 2015.

The most significant transactions performed in the first half of 2015 were as follows:

Agreement with Banque PSA Finance

As part of the agreement for the operation of the PSA Peugeot Citroën Group’s vehicle financing business entered into by the Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, in January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque SOFIB and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On 6 March 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million, giving rise to goodwill of EUR 162 million.

Other transactions

Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million. The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorizations.

Agreement with UniCredit

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2015 and 2014 was as follows:

	First half of 2015			First half of 2014
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)

Ordinary shares	9.64%	0.0482	673	7.65%	0.0383	438
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	9.64%	0.0482	673	7.65%	0.0383	438

Remuneration paid out of profit	4.74%	0.0237	328	4.14%	0.0207	235
Remuneration paid with a charge to reserves or share premium	4.90%	0.0245	345	3.51%	0.0176	203
Remuneration paid in kind	—	—	—	—	—	—

Under the Santander Dividendo Elección remuneration scheme, the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2014 and the final dividend for that year (fourth dividend for 2014), respectively, in cash or new shares.

In addition to the EUR 673 million in cash shown in the foregoing table (of which EUR 328 million relate to the amount of the third interim dividend for 2014 and EUR 345 million to the amount of the final dividend for 2013), in the first half of 2015 shares with a value of EUR 3,465 million were assigned to shareholders under the Santander Dividendo Elección shareholder remuneration scheme.

Also, on June 30, 2015 Banco Santander announced that on or after August 1 it would pay the first interim dividend for 2015 in cash (EUR 0.05 gross per share) totaling EUR 716 million.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/15	06/30/14
Net profit attributable to the Parent (millions of euros)	4,261	2,756
Remuneration of contingently convertible preference shares (millions of euros)	(137)	(23)

	4,124	2,733

Of which:
Profit/Loss from discontinued operations (millions of euros)	—	—
Profit from continuing operations (millions of euros)	4,124	2,733

Weighted average number of shares outstanding	13,934,351,821	11,601,218,193

Basic earnings per share (euros)	0.30	0.24

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.30	0.24

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/15	06/30/14

Net profit attributable to the Parent (millions of euros)	4,261	2,756
Remuneration of contingently convertible preference shares (millions of euros)	(137)	(23)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Net profit attributable to the Parent (millions of euros)	4,124	2,733

Of which:

Profit/Loss from discontinued operations (millions of euros)	—	—

Profit from continuing operations (millions of euros)	4,124	2,733

Weighted average number of shares outstanding	13,934,351,821	11,601,218,193
Dilutive effect of:
Options/ receipt of shares	25,120,623	35,608,413

Adjusted number of shares	13,959,472,444	11,636,826,606

Diluted earnings per share (euros)	0.30	0.24

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.30	0.24

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2014 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2014 and 2013.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2015 and 2014 are summarized as follows:

Remuneration of directors (1) (2)

	Thousands of euros
	06/30/15	06/30/14

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	4,622	4,164
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	992	604
Other (except insurance premiums)	381	348

Sub-total	5,995	5,116

Transactions with shares and/or other financial instruments	—	—

	5,995	5,116

(1)	The annual consolidated financial statements for 2015 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)	Additionally, in the first half of 2015, EUR 1,725 thousand were paid relating to six months’ instalments of the annual emolument for 2015, which was set by a resolution of the board of directors on April 27, 2015. The annual emolument for 2014 was set by the board resolution of December 22, 2014 and was paid in a single payment subsequent to said resolution.

Other benefits of the directors (1)

	Thousands of euros
	06/30/15	06/30/14

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	4,199	5,360
Pension funds and plans: Provisions and/or contributions (2)	2,704	1,837
Pension funds and plans: Accumulated rights (3)	138,480	149,026
Life insurance premiums	427	229
Guarantees provided for directors	—	—

(1)	On January 12, 2015, Mr. Javier Marín Romano ceased to be a director and took voluntary pre-retirement, as provided for in his contract. The financial statements for 2014 contain information on the terms and conditions of this pre-retirement, and this information will also be included in the financial statements for 2015.
(2)	Corresponds to the provisions and/or contributions made in the first six months of 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).
(3)	Corresponds to the pension rights accumulated by the directors. In addition, at June 30, 2015 and June 30, 2014, former board members held accumulated pension rights amounting to EUR 88,673 thousand and EUR 89,447 thousand, respectively.

Also, in his capacity as a member of the boards of directors of Group companies, in the first half of 2015 Mr. Matías Rodríguez Inciarte received EUR 21 thousand as non-executive director of U.C.I., S.A. (first half of 2014: EUR 28 thousand).

Remuneration of senior managers

In the last nine months, the Bank’s board of directors has approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive. As a result, at 2015 year-end the number of executive vice presidents will have been reduced by eight.

The table below includes the amounts relating to the half-yearly remuneration of the members of the Bank’s senior management at June 30, excluding the remuneration of the executive directors. This remuneration includes EUR 4,150 thousand relating to six members of senior management who at December 31, 2015 will have ceased to discharge their functions as such.

	Thousands of euros
	06/30/15	06/30/14

Senior management:
Total remuneration of senior management (1)	15,483	15,372

(1)	Additionally, members of senior management who at June 30, 2015 had ceased to discharge their duties as such received remuneration totaling EUR 1,627 thousand in the first half of the year (June 30, 2014: EUR 462 thousand).

The annual variable remuneration (or bonus) for 2014 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remuneration allocable to 2015 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2015.

5.	Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	3,431	21,086	—	55,949	—
Loans and advances to customers	5,789	11,307	—	782,137	—
Debt instruments	51,152	4,189	123,988	6,846	—
Equity instruments	18,272	663	5,047	—	—
Trading derivatives	72,557	—	—	—	—

	151,201	37,245	129,035	844,932	—

	Millions of euros
	12/31/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	1,815	28,592	—	51,306	—
Loans and advances to customers	2,921	8,971	—	722,819	—
Debt instruments	54,374	4,231	110,249	7,510	—
Equity instruments	12,920	879	5,001	—	—
Trading derivatives	76,858	—	—	—	—

	148,888	42,673	115,250	781,635	—

b)	Sovereign risk with peripheral European countries

The detail at June 30, 2015 and December 31, 2014, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2014), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2015 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs

Spain	4,997	(3,584)	27,858	912	16,034	46,217	(149)	—
Portugal	192	(160)	6,661	—	665	7,358	—	—
Italy	2,934	(1,372)	—	—	—	1,562	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	162	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 9,357 million (of which EUR 8,127 million, EUR 605 million and EUR 625 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,560 million (of which EUR 2,443 million, EUR 95 million and EUR 22 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 41 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs

Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (of which EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 45 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2015 and December 31, 2014 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2015 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs

Spain	1,899	16,249	1,989	4,868	1,002	155,774	181,781	2,869	(37)
Portugal	538	—	117	892	2,485	24,127	28,159	1,694	—
Italy	4	—	637	915	7	7,119	8,682	(98)	7
Greece	—	—	—	—	—	50	50	32	—
Ireland	—	—	149	281	103	716	1,249	314	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 63,697 million, EUR 8,078 million, EUR 3,135 million, EUR 17 million and EUR 562 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 11,452 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at FVTPL	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs

Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,238 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2015 and December 31, 2014:

06/30/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,082	1,345	(263)	(8)	(29)	(37)
Portugal	Sovereign	27	132	(105)	1	(1)	—
	Other	119	114	5	—	—	—
Italy	Sovereign	243	508	(265)	—	—	—
	Other	620	647	(27)	5	2	7
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	5	—	5	—	—	—

12/31/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net

Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At June 30, 2015, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 115 million to the consolidated income statement for the first half of 2015 (first half of 2014: net charge of EUR 59 million). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments - Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the six-month period are recognized in the condensed consolidated statement of recognized income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2015 and 2014 were as follows:

	Millions of euros
	06/30/15	06/30/14

Balance as at beginning of period	27,321	24,959

Impairment losses charged to income for the period	5,960	5,966
Of which:
Impairment losses charged to income	8,494	8,487
Impairment losses reversed with a credit to income	(2,534)	(2,521)
Write-off of impaired balances against recorded impairment allowance	(5,640)	(5,693)
Exchange differences and other changes	(120)	2,285

Balance as at end of period	27,521	27,517

Of which, relating to:
Impaired assets	19,173	19,754
Of which, arising from country risk	46	38
Other assets	8,348	7,763

Previously written-off assets recovered in the first six months of 2015 and 2014 amounted to EUR 780 million and EUR 656 million, respectively. Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 5,180 million in the first half of 2015 (first half of 2014: EUR 5,310 million). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 5,295 million for the six-month period ended June 30, 2015 (six-month period ended June 30, 2014: EUR 5,369 million).

d)	Impaired assets

The detail of the changes in the six-month periods ended June 30, 2015 and 2014 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	06/30/15	06/30/14

Balance as at beginning of period	40,552	40,374
Net additions	3,585	4,928
Written-off assets	(5,640)	(5,693)
Changes in scope of consolidation	54	326
Exchange differences and other	742	1,068

Balance as at end of period	39,293	41,003

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2015 and December 31, 2014:

	Millions of euros		Millions of euros
	06/30/15		12/31/14
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	55,949	56,077	51,306	51,202
Loans and advances to customers	782,137	791,271	722,819	727,383
Debt instruments	6,846	6,837	7,510	7,441

ASSETS	844,932	854,185	781,635	786,026

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

6.	Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15	12/31/14

Tangible assets	5,579	5,256
Of which:
Foreclosed assets	5,461	5,139
Of which: Property assets in Spain	4,904	4,597
Other tangible assets held for sale	118	117
Other assets	29	120

	5,608	5,376

At June 30, 2015, the allowance that covers the value of the foreclosed assets amounted to EUR 5,706 million (December 31, 2014: EUR 5,404 million), which represents a coverage ratio of 51.1% of the gross value of the portfolio (December 31, 2014: 51.3%). The net charges recorded in the first half of 2015 amounted to EUR 89 million (first half of 2014: EUR 146 million), which were recognized under gains/(losses) of non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first half of 2015, the Group sold, for a net total of approximately EUR 353 million, foreclosed properties with a gross carrying amount of EUR 500 million, for which provisions totaling EUR 176 million had been recognized. These sales gave rise to gains of EUR 29 million, which are recognized under gains/(losses) of non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2015 (first half of 2014: gains of EUR 10 million). Also, in the first half of 2015 other tangible assets were sold for EUR 18 million, giving rise to a gain of EUR 4 million.

7.	Tangible assets

a)	Changes in the period

In the first six months of 2015, tangible assets were acquired for EUR 3,688 million (first six months of 2014: EUR 2,852 million).

Also, in the first six months of 2015, tangible asset items were disposed of with a carrying amount of EUR 1,804 million (first six months of 2014: EUR 443 million), giving rise to a net gain of EUR 23 million in the first six months of 2015 (first six months of 2014: loss of EUR 16 million).

b)	Impairment losses

In the first six months of 2015, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 59 million (first six months of 2014: EUR 79 million), which were recognized under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At June 30, 2015 and 2014, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2015 and December 31, 2014, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06/30/15	12/31/14

Santander UK	10,445	9,540
Banco Santander (Brasil)	5,710	6,129
Santander Consumer USA	2,997	2,762
Bank Zachodni WBK	2,465	2,418
Santander Bank NA	1,835	1,691
Santander Consumer Germany	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander – Chile	697	675
Santander Consumer Bank (Nordics)	571	564
Grupo Financiero Santander (Mexico)	557	561
Other companies	962	853

	28,594	27,548

In the first half of 2015, goodwill increased by EUR 947 million due to exchange differences (see Note 11). Pursuant to current regulations, these exchange differences were recognized with a credit to Valuation adjustments - Exchange differences in equity through the consolidated statement of recognized income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2014 includes detailed information on the procedures followed by the Group to analyses the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2015 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2015, there were no significant impairment losses.

In the first half of 2014, there were impairment losses amounting to EUR 688 million which were recognized under Impairment losses on other assets (net) in the consolidated income statement. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15			12/31/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost

Deposits from central banks	1,421	8,181	33,692	2,041	6,321	17,290
Deposits from credit institutions	4,805	11,402	105,196	5,531	19,039	105,147
Customer deposits	7,635	31,756	648,508	5,544	33,127	608,956
Marketable debt securities	—	4,024	196,429	—	3,830	193,059
Trading derivatives	73,750	—	—	79,048	—	—
Subordinated liabilities	—	—	19,836	—	—	17,132
Short positions	20,277	—	—	17,628	—	—
Other financial liabilities	—	1	25,393	—	—	19,468

	107,888	55,364	1,029,054	109,792	62,317	961,052

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at June 30, 2015 and 2014, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2015 and 2014:

	Millions of euros
	06/30/15
	Outstanding beginning balance at 1/01/15	Issuances	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/15

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	148,105	25,832	(36,034)	(1,205)	136,698
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,084	856	(467)	298	2,771
Other debt instruments issued outside EU member states	63,832	30,042	(20,227)	7,173	80,820

	214,021	56,730	(56,728)	6,266	220,289

	Millions of euros
	06/30/14
	Outstanding beginning balance at 01/01/14	Issuances	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	22,249	(24,155)	(7,323)	134,636
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	10,488	(7,021)	5,195	11,888
Other debt instruments issued outside EU member states	44,525	18,901	(17,441)	18,029	64,014

	191,616	51,638	(48,617)	15,901	210,538

c)	Other issuances guaranteed by the Group

At June 30, 2015, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitizations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2015, or guaranteed by the Bank or Group entities, are as follows:

Issuer data				Data on the transactions performed in the first half of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	929	929	2.38%	TRACE	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / -	Issue	XS1220923996	Mortgage- backed bond	21/04/15	1,000	1,000	0.25%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1238066622	Mortgage- backed bond	29/05/15	703	703	0.79%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A

BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	966	276	6.75%	N/A	N/A	N/A

BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	22/04/15	294	294	14.56%	N/A	N/A	N/A

SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	697	697	2.00%	TRACE	N/A	N/A

SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	232	232	3M US LIBOR + 0.93%	TRACE	N/A	N/A

SANTANDER CONSUMER BANK AS	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	230	230	3M NIBOR + 0.77%	Norway	N/A	N/A

SANTANDER CONSUMER BANK AS	Subsidiary	Norway	A3 / - / BBB	Issue	XS1218217377	Senior debt	21/04/15	750	750	0.63%	Dublin / Norway	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	1,000	1,000	0.90%	Dublin	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / A- / -	Issue	XS1226746490	Senior debt	11/05/15	200	200	0.14%	Dublin	N/A	N/A

SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / - / BBB	Issue	US80282KAD81	Senior debt	04/04/15	894	894	2.65%	TRACE	N/A	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	250	250	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	200	200	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	300	300	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Ba2 / BB+	Issue	XS1244538523	Subordinated debt	10/06/15	1,054	914	7.38%	London	N/A	N/A

SANTANDER ISSUANCES, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	1,500	1,500	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	1,500	1,500	1.13%	London	N/A	N/A

SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	605	605	3M EU + 0.30%	London	N/A	N/A

SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	645	645	3M EU + 0.30%	London	N/A	N/A

SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	1,031	1,031	1.88%	London	N/A	N/A

SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	1,000	1,000	1.13%	London	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage- backed bond	16/02/15	1,031	—	3M GB LIBOR + 1.60%	London	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage- backed bond	04/06/15	250	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A

Issuer data				Data on the transactions performed in the first half of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros) (a)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage- backed bond	08/06/15	2,000	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1/A	Repayment	CH0115236322	Senior debt	08/06/15	264	—	2.00%	Switzerland	N/A	N/A

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage- backed bond	08/06/15	525	—	3.38%	London	N/A	N/A

BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	213	—	7.78%	N/A	N/A	N/A

BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	307	—	3.18%	N/A	N/A	N/A

BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	Baa2 / BBB- / BBB	Repayment	US05966UAB08	Senior debt	06/04/15	760	—	4.60%	Luxembourg	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	1,642	—	3.50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage- backed bond	27/01/15	200	—	3.50%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage- backed bond	30/03/15	597	—	4.63%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage- backed bond	28/01/15	1,000	—	3.13%	Spain	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage- backed bond	17/02/15	1,990	—	3.25%	AIAF	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage- backed bond	16/03/15	1,999	—	4.38%	Spain	N/A	N/A

BANCO SANTANDER, S.A.	Parent	Spain	A2 / A+	Repayment	ES0313440150	Senior debt	17/04/15	477	—	3.00%	AIAF	N/A	N/A

SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / - / BBB-	Repayment	XS0981705618	Senior debt	23/04/15	917	—	1.63%	Dublin	N/A	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	500	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	865	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	300	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB	Repayment	XS1041097301	Senior debt	10/04/15	300	—	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0770378619	Senior debt	16/04/15	248	—	1.80%	New York and London	Banco Santander, S.A. guarantee	N/A

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0624668801	Senior debt	18/05/15	937	—	4.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A

SANTANDER US DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	929	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2015.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2015 and December 31, 2014:

	Millions of euros
	06/30/15		12/31/14
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortized cost:
Deposits from central banks	33,692	33,692	17,290	17,290
Deposits from credit institutions	105,196	105,465	105,147	105,557
Customer deposits	648,508	647,375	608,956	608,339
Marketable debt securities	196,429	199,058	193,059	197,093
Subordinated liabilities	19,836	19,972	17,132	17,428
Other financial liabilities	25,393	25,804	19,468	19,428

LIABILITIES	1,029,054	1,031,366	961,052	965,135

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

10.	Provisions

a)	Breakdown

The detail of Provisions at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15	12/31/14

Provision for pensions and similar obligations	9,231	9,412
Provisions for taxes and other legal contingencies	3,034	2,916
Provisions for contingent liabilities and commitments	666	654
Of which: due to country risk	12	2
Other provisions	2,539	2,394

Provisions	15,470	15,376

b)	Provisions for pensions and similar obligations

The change in Provisions for pensions and similar obligations in the first six months of 2015 related to benefit payments exceeding EUR 478 million, as well as to the greater obligations arising from the increase in the cumulative actuarial gains and losses as a result of the change in actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2015 and at December 31, 2014 of Provisions for taxes and other legal contingencies and other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/15	12/31/14

Provisions for taxes	1,390	1,289
Provisions for employment-related proceedings (Brazil)	619	616
Provisions for other legal proceedings	1,026	1,011
Provision for customer remediation	409	632
Regulatory framework-related provisions	325	298
Provision for restructuring	270	273
Other	1,534	1,191

	5,573	5,310

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions were as follows: with regard to Brazil, the main charges to profit or loss in the period ended June 30, 2015 were EUR 160 million due to civil contingencies and EUR 184 million arising from employment-related claims. This increase was offset partially by the use of available provisions, of which EUR 158 million related to payments of employment-related claims, EUR 140 million to civil payments and EUR 10 million to restructuring provisions used. With regard to the United Kingdom, EUR 19 million of net provisions for customer remediation, EUR 101 million of regulatory framework-related provisions and EUR 10 million of restructuring provisions were recognized in the first six months of 2015. These increases were offset by the use of EUR 101 million of customer remediation provisions, EUR 45 million of regulatory framework-related provisions and EUR 29 million of restructuring provisions. With regard to Germany, customer remediation payments totaling EUR 175 million were made.

d)	Litigation and other matters

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Federal Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously dismissed the extraordinary appeal filed by the Brazilian Federal Public Prosecutor’s Office. Although on June 29 the Federal Public Prosecutor’s Office filed a petition for clarification (“embargos de declaraçao”) of the decision, it has also been dismissed and on September 3, 2015, the Federal Public Prosecutor admitted that no other appeal is admissible. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September

2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provisioned, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the group believes that the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF. Unfavorable decisions were obtained for Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively.

Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brasil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortization performed after to the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has appealed this decision at the Federal Tax Office. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Sudameris. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. During 2015, the court of first instance handed down judgments in favor of HM Revenue & Customs in relation to all of these issues. Santander UK has decided to not appeal these judgements further. A provision has been recognized and utilized for the full amount.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At June 30, 2015, the provision recognized in this connection amounted to GBP 73 million. The monthly cost of compensation, including the proactive program of contact with customers, fell to GBP 10 million per month in the first half of 2015 from a monthly average of GBP 11 million over the whole of 2014. Excluding the results of pro-active customer contact, the average redress costs for the first quarter of 2015 were GBP 6 million per month. The percentage of unjustified claims continues to be high.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on February 17, 2015. This decision also held that Banco

Santander, S.A. had breached its contractual obligations under the framework financial transactions agreement entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014.

A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander has filed an appeal against the court’s decisions on the following: 1) the stay of the arbitration proceeding and the effects of the arbitral agreement, 2) the termination of the arbitration agreement 3) the failure to recognize the contingent claim and the declaration of breach by Banco Santander, S.A. and 4) the decision not to conclude the proceeding due to the non-existence of insolvency.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims. On September 16, 2015, the Court agreed to a suspension of the arrangement phase until the Barcelona Provincial Appellate Court decides on the stay requested.

In its appeal documents, Banco Santander requested the stay of any proceedings that might be affected by the decision on the appeals filed, including the stay of the insolvency proceeding and the processing of the arrangement phase until the Court rules on the appeals.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobiliaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned Court upheld the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment. The Bank has challenged the appeal. The Bank has not recognized any provisions in connection with these proceedings.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, certain news reports suggested that the Portuguese authorities were questioning the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the bank’s documents. The preliminary hearing took place on May 16, 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in connection with these proceedings. Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately €455 million to cover the estimated cost of the claims relating to processing fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2015, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the six-month periods ended June 30, 2015 and 2014 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Issued capital

On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

On January 29 and April 29 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993 and 256,046,919 shares (1.90% and 1.82% of the share capital) were issued for an amount of EUR 131 million and EUR 128 million, respectively.

At June 30, 2015, the Bank’s share capital consisted of 14,316,632,805 shares with a total par value of EUR 7,158 million.

b)	Valuation adjustments - Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at June 30, 2015 and December 31, 2014 is as follows:

	Millions of euros
	06/30/15				12/31/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	373	(327)	46	35,904	835	(176)	659	31,190
Rest of Europe	233	(75)	158	20,744	325	(56)	269	20,597
Latin America and rest of the world	93	(205)	(112)	35,397	89	(97)	(8)	30,230
Private-sector debt securities	209	(219)	(10)	31,943	243	(193)	50	28,232

	908	(826)	82	123,988	1,492	(522)	970	110,249

Equity instruments
Domestic
Spain	52	(8)	44	1,540	35	(8)	27	1,447
International
Rest of Europe	317	(40)	277	1,181	282	(23)	259	1,245
United States	25	—	25	817	25	—	25	762
Latin America and rest of the world	275	(3)	272	1,509	298	(19)	279	1,547

	669	(51)	618	5,047	640	(50)	590	5,001
Of which:
Listed	532	(45)	487	1,798	311	(26)	285	1,787
Unlisted	137	(6)	131	3,249	329	(24)	305	3,214

	1,577	(877)	700	129,035	2,132	(572)	1,560	115,250

In the first half of 2015 the Group recognized EUR 96 million in the income statement in relation to impairment of debt instruments and EUR 19 million in relation to impairment of equity instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first half of 2015 recognized in the statement of recognized income and expense reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the US dollar, and the depreciation of the Brazilian real. Of the change in the balance in the first half of 2015, a gain of approximately EUR 947 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Other valuation adjustments are shown in the condensed consolidated statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first half of 2015 related to:

•	Increase of EUR 98 million in the cumulative actuarial losses relating to the Group’s businesses in the United Kingdom, due to the lower-than-expected return on the asset portfolio.

•	Increase of EUR 115 million in the cumulative actuarial losses relating to the Group’s businesses in Spain, due to the change in the main actuarial assumptions – a decrease in the discount rate from 2% to 1.75%.

•	Decrease of EUR 117 million in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due to the higher-than-expected return on assets.

•	A net decrease of EUR 4 million in the actuarial losses of the rest of the Group’s units, due to changes in the actuarial assumptions.

•	A net increase of EUR 96 million in the actuarial losses of all foreign units, due to changes in exchange rates.

12.	Segment information

Our results are affected by the change in our reported segments resulting from new criteria to measure our segments’ profit or loss and from the new composition of our segments to reflect our current reporting structure.

The main changes, which have been applied to all segment information for all periods included in the consolidated financial statements, are the following:

1.	Change of measurement criteria the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment (previously called Corporate Activities) and its allocation to the business units. The main changes are as follows:

Previous measurement criteria	New measurement criteria

The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the Corporate Center segment.	The Spain business unit is treated like the other units of the Group. All results from financial management of the balance sheet are recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the Corporate Center segment, as the issuances were made for capital optimization in these units.	Each country recognizes the cost related to its AT1 issuances.

The Corporate Center segment costs were charged to the countries/units; this measurement criteria has not changed in recent years.	The scope of costs allocated to the units from the Corporate Center segment are expanded.

* ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Centre. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

2. The United States geographic segment is modified such that it continues to include the businesses of SHUSA (Santander Bank and SCUSA) and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2015 and 2014 is as follows:

	Interest and similar income by geographical area (Millions of euros)
	Consolidated
Geographical area	06/30/15	06/30/14

Spain	3,696	4,383

Abroad:
European Union	7,161	6,546
OECD countries	6,982	5,930
Other countries	11,343	9,721

	25,486	22,197

Total	29,182	26,580

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus the Corporate Center. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2015 and 2014:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	06/30/15	06/30/14	06/30/15	06/30/14	06/30/15	06/30/14

Continental Europe	7,785	11,033	495	33	8,280	11,066
United Kingdom	5,609	4,994	130	357	5,739	5,351
Latin America	17,328	15,896	(262)	(254)	17,066	15,642
United States	5,140	3,619	81	9	5,221	3,628
Corporate Center	1,745	1,595	3,082	4,250	4,827	5,845
Inter-segment revenue adjustments and eliminations	—	—	(3,526)	(4,395)	(3,526)	(4,395)

Total	37,607	37,137	—	—	37,607	37,137

Also, following is the reconciliation of the Group’s consolidated operating profit/(loss) before tax for the six-month periods ended June 30, 2015 and 2014, broken down by business segment, to the operating profit/(loss) before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06/30/15	06/30/14

Continental Europe	1,337	734
United Kingdom	1,034	764
Latin America	2,987	1,807
United States	674	498
Corporate Center	(956)	(515)

Total profit of the segments reported	5,076	3,288
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	765	1,948

Operating profit/(loss) before tax	5,841	5,236

13.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2015 and 2014, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

	Millions of euros
	06/30/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	8	—	8
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	9	—	9

	—	—	17	—	17

Income:
Finance income	—	—	48	8	56
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	391	6	397

	—	—	439	14	453

	Millions of euros
	06/30/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	2	—	—	2
Financing agreements: loans and capital contributions (lender)	—	33	6,967	1,208	8,208
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	34	1,132	69	1,235
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	38	173	211

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	32	379	416

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	12	—	42	54

Other transactions	—	—	4,229	1,496	5,725

	Millions of euros
	06/30/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	10	1	11
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	10	—	10

	—	—	20	1	21

Income:
Finance income	—	—	43	3	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	278	16	294

	—	—	321	19	340

	Millions of euros
	06/30/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31	6,654	617	7,302
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	17	1,133	234	1,384
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	76	300	376

Guarantees received	—	—	—	—	—

Commitments acquired	—	3	604	82	689

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	9	—	50	59

Other transactions	—	—	5,915	1,194	7,109

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 337 million at June 30, 2015 (June 30, 2014: EUR 344 million).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2015 and 2014 was as follows:

Average headcount	Bank		Group
	06/30/15	06/30/14	06/30/15	06/30/14

Men	13,030	14,214	84,066	82,923
Women	10,155	10,286	103,302	100,950

	23,185	24,500	187,368	183,873

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2015 and December 31, 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/15			12/31/14
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	70,523	80,678	151,201	67,319	81,569	148,888
Other financial assets at fair value through profit or loss	3,594	33,651	37,245	3,670	39,003	42,673
Available-for-sale financial assets (1)	97,651	29,726	127,377	90,149	23,455	113,604
Hedging derivatives (assets)	127	5,980	6,107	26	7,320	7,346
Financial liabilities held for trading	21,203	86,685	107,888	17,409	92,383	109,792
Other financial liabilities at fair value through profit or loss	—	55,364	55,364	—	62,317	62,317
Hedging derivatives (liabilities)	334	9,752	10,086	226	7,029	7,255
Liabilities under insurance contracts	—	648	648	—	713	713

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at June 30, 2015, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,658 million (December 31, 2014: EUR 1,646 million).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the first six months of 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2014. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognized at June 30, 2015 totaled EUR 654 million and EUR 280 million, respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2015 and December 31, 2014:

	Millions of euros
	Fair values calculated using internal models at 06/30/15		Fair values calculated using internal models at 12/31/14
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	147,593	2,442	148,760	2,587
Financial assets held for trading	79,707	971	80,378	1,191
Loans and advances to credit institutions	3,431	—	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	5,789	—	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	1,334	68	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	69,153	903	73,874	1,106
Swaps	49,024	70	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,155	—	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,857	635	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	552	—	132	—	Present Value Method	Observable market data
Index and securities options	2,839	81	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	7,726	117	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	5,975	5	7,320	—
Swaps	5,466	5	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	40	—	Black-Scholes Model	Observable market data
Interest rate options	25	—	28	—	Black’s Model	Observable market data
Other	484	—	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	33,051	600	38,323	680
Loans and advances to credit institutions	21,086	—	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	11,223	84	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	742	516	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	28,860	866	22,739	716
Debt and equity instruments	28,860	866	22,739	716	Present Value Method	Observable market data
LIABILITIES:	152,116	333	161,890	552
Financial liabilities held for trading	86,372	313	91,847	536
Deposits from central banks	1,421	—	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	4,805	—	5,531	—	Present Value Method	Observable market data
Customer deposits	7,635	—	5,544	—	Present Value Method	Observable market data
Trading derivatives	71,475	313	76,644	536
Swaps	51,063	1	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,155	—	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,904	183	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	3,472	129	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	485	—	165	—	Present Value Method	Observable market data
Other	6,396	—	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	1,036	—	2,087	—	Present Value Method	Observable market data
Hedging derivatives	9,745	7	7,029	—
Swaps	9,087	7	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	2	—	Black-Scholes Model	Observable market data
Interest rate options	12	—	14	—	Black’s Model	Observable market data
Other	646	—	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	55,351	13	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	648	—	713	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a positive net fair value of EUR 73 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognized in the income statement for the first six months of 2015 arising from the aforementioned valuation models amounted to EUR 339 million, of which a loss of EUR 104 million related to models whose significant inputs are unobservable market data.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

The table below shows the effect, at June 30, 2015, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of euros)
(Level 3)						Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	30.77%		(0.9)	0.3
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)		(a)	(2.3)	2.3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%		(46)	39
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	637	(**)	(13)	13
	Gaussian Copula model	Probability of default	0%-5%	2.38%		(11)	10
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(9.1)	9.1
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	—	39.1

Hedging derivatives (assets)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.03		(0.1)	—

Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%		(8)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%		(61)	52
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	637	(**)	(34)	37

Available-for-sale financial assets

Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate, long-term estimated dividends; valuation multipliers	(a)		(a)	(1.3)	1.3

Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%		(15)	13
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	615	(**)	(14)	13
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)		(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(b)		(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	(b)		(b)
Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.03		(0.1)	—

Other liabilities at fair value through profit or loss	—	—	—	—		(b)		(b)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR -5.6 million.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2015 were as follows:

	12/31/14	Changes									06/30/15
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,191	—	(216)	—	—	(34)	2	—	—	28	971
Debt and equity instruments	85	—	(21)	—	—	(3)	4	—	—	3	68
Trading derivatives	1,106	—	(195)	—	—	(31)	(2)	—	—	25	903
Swaps	116	—	(60)	—	—	6	(2)	—	—	10	70
Interest rate options	768	—	(100)	—	—	(32)	—	—	—	(1)	635
Index and securities options	111	—	(32)	—	—	(1)	—	—	—	3	81
Other	111		(3)	—	—	(4)	—	—	—	13	117
Hedging derivatives	—	—	—	—	—	(14)	—	—	17	2	5
Swaps	—	—	—	—	—	(14)	—	—	17	2	5
Other financial assets at fair value through profit or loss	680	1	(19)	—	—	(45)	—	—	—	(17)	600
Loans and advances to customers	78	—	—	—	—	—	—	—	—	6	84
Debt and equity instruments	602	1	(19)	—	—	(45)	—	—	—	(23)	516
Available-for-sale financial assets	716	2	(69)	—	(8)	—	—	13	199	13	866
TOTAL ASSETS	2,587	3	(304)	—	(8)	(93)	2	13	216	26	2,442

Financial liabilities held for trading	536	3	(246)	—	—	17	—	—	—	3	313
Trading derivatives	536	3	(246)	—	—	17	—	—	—	3	313
Swaps	49	—	(49)	—	—	—	—	—	—	1	1
Interest rate options	294	—	(140)	—	—	33	—	—	—	(4)	183
Index and securities options	193	3	(57)	—	—	(16)	—	—	—	6	129
Hedging derivatives	—	—	—	—	—	(1)	—	—	5	3	7
Swaps	—	—	—	—	—	(1)	—	—	5	3	7
Other financial liabilities at fair value through profit or loss	16	—	(3)	—	—	(3)	—	—	—	3	13
TOTAL LIABILITIES	552	3	(249)	—	—	13	—	—	5	9	333

16.	Other disclosures

This Note includes relevant information about additional disclosure requirements.

16.1	Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2015 (unaudited) and December 31, 2014. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

	June 30, 2015	December 31, 2014
UNAUDITED CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	57,372	54,238
Of which:
To bank subsidiaries	11,416	7,911
Trading account assets	78,063	83,116
Investment securities	60,804	58,428
Of which:
To bank subsidiaries	13,666	14,164
To non-bank subsidiaries	5,890	6,469
Net Loans and leases	207,641	203,239
Of which:
To non-bank subsidiaries	36,981	35,139
Investment in affiliated companies	82,197	80,275
Of which:
To bank subsidiaries	69,527	68,135
To non-bank subsidiaries	12,670	12,140
Premises and equipment, net	1,776	1,770
Other assets	18,085	15,737

Total assets	505,938	496,802

Liabilities
Deposits	281,221	258,306
Of which:
To bank subsidiaries	19,063	14,770
To non-bank subsidiaries	48,233	50,662
Short-term debt	38,148	48,645
Long-term debt	42,108	48,596
Total debt	80,256	97,241
Of which:
To bank subsidiaries	168	1,397
To non-bank subsidiaries	16,105	14,160
Other liabilities	86,251	89,306

Total liabilities	447,727	444,853

Stockholders’ equity
Capital stock	7,158	6,292
Retained earnings and other reserves	51,053	45,657

Total stockholders’ equity	58,211	51,949

Total liabilities and Stockholders’ Equity	505,938	496,802

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2015 and 2014.

UNAUDITED CONDENSED STATEMENTS OF INCOME (Parent company only)	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)
Interest income
Interest from earning assets	3,708	4,266
Dividends from affiliated companies	1,485	1,147
Of which:
From bank subsidiaries	1,231	1,124
From non-bank subsidiaries	254	23
	5,193	5,414
Interest expense	(1,925)	(2,782)
Interest income / (Charges)	3,268	2,632
Provision for credit losses	(749)	(1,001)
Interest income / (Charges) after provision for credit losses	2,519	1,630
Non-interest income:	1,437	3,120
Non-interest expense:	(2,980)	(4,147)
Income before income taxes	976	604
Income tax expense	22	3
Net income	998	607

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)

NET INCOME	998	607
OTHER COMPREHENSIVE INCOME	(621)	8

Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	(890)	354
Revaluation gains/(losses)	(674)	1,363
Amounts transferred to income statement	(216)	(1,009)
Other reclassifications	—	—
Cash flow hedges:	83	(134)
Revaluation gains/(losses)	83	(134)
Amounts transferred to income statement	—	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	(1)	(68)
Revaluation gains/(losses)	(1)	(68)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Actuarial gains/(losses) on pension plans	(79)	(140)
Other comprehensive income	—	—
Income tax	266	(4)
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	—	—
Income tax	—	—
TOTAL COMPREHENSIVE INCOME	377	615

UNAUDITED CONDENSED CASH FLOW STATEMENTS (Parent company only)	Six months ended June 30, 2015	Six months ended June 30, 2014
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	998	607
Adjustments to profit	2,032	(892)
Net increase/decrease in operating assets	(13,574)	3,629
Net increase/decrease in operating liabilities	8,181	2,287
Reimbursements/payments of income tax	335	906
Total net cash flows from operating activities (1)	(2,028)	6,537

2. Cash flows from investing activities
Investments (-)	(501)	(5,945)
Divestments (+)	151	327
Total net cash flows from investment activities (2)	(350)	(5,618)

3. Cash flows from financing activities
Issuance of own equity instruments	7,500	—
Disposal of own equity instruments	1,474	1,299
Acquisition of own equity instruments	(1,517)	(1,398)
Issuance of debt securities	1,478	2,598
Redemption of debt securities	(61)	(29)
Dividends paid	(672)	(438)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(207)	(13)
Total net cash flows from financing activities (3)	7,995	2,019

4. Effect of exchange rate changes on cash and cash equivalents (4)	(381)	(63)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5,236	2,875
Cash and cash equivalents at beginning of period	7,025	10,929
Cash and cash equivalents at end of period	12,261	13,804

16.2	Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(Millions of Euros)

Preference shares	1,358	739
Preferred securities	6,639	6,239

Total at period-end	7,997	6,978

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2015 and December 31, 2014.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2015
Preference Shares		Amount in currency (million)	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency
Banesto Holding, Ltd, December 1992	US Dollar	1.3	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander UK Group Holdings plc, June 2015	Pounds Sterling	650.0	7.375%	No option
Santander Bank, National Association, August 2000	US Dollar	153.0	12.000%	May 16, 2020
Santander Holdings USA, Inc., May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at June 30, 2015
Preferred Securities		Amount in currency (million)	Interest rate	Maturity date
Issuer/Date of issue	Currency
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
September 2014	Euro	1,500.0	6.250% (5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.7	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.
(6)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, financial statements of guarantors and issuers of guaranteed securities registered or being registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander US Debt, S.A. Unipersonal and Santander Issuances, S.A. Unipersonal, do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander US Debt, S.A. Unipersonal is 100% owned finance subsidiary of Banco Santander, S.A. The senior debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Issuances, S.A. Unipersonal is 100% owned finance subsidiary of Banco Santander, S.A. The subordinated debt is fully and unconditionally guaranteed by Banco Santander, S.A. (not listed in the United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)			Year ended December 31,
	June 30, 2015		2014		2013		2012
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits

FIXED CHARGES:
Fixed charges and preferred stock dividends	12,094	6,124	24,799	11,953	25,162	10,499	28,466	11,903
Preferred dividends	47	47	126	126	112	112	132	132
Fixed charges	12,047	6,077	24,673	11,827	25,050	10,387	28,334	11,771

EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,841	5,841	10,679	10,679	7,378	7,378	3,565	3,565
Less: Earnings from associated companies	200	200	65	65	197	197	427	427
Fixed charges	12,047	6,077	24,673	11,827	25,050	10,387	28,334	11,771

Total earnings	17,688	11,718	35,287	22,441	32,231	17,568	31,472	14,909

Ratio of earnings to fixed charges	1.47	1.93	1.43	1.90	1.29	1.69	1.11	1.27
Ratio of earnings to combined fixed charges and preferred stock dividends	1.46	1.91	1.42	1.88	1.28	1.67	1.11	1.25